Hogan Lovells US LLP Harbor East 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

April 1, 2019

BY COURIER AND EDGAR

Office of Healthcare and Insurance

Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             NextCure, Inc.

Draft Registration Statement on Form S-1

Submitted January 30, 2019, as amended March 5, 2019

CIK No. 0001661059

Ladies and Gentlemen:

On behalf of NextCure, Inc. (the “Company”), this letter is in response to your letter dated March 13, 2019 (the “Comment Letter”), to Michael Richman, relating to the Company’s confidential draft registration statement on Form S-1 (the “Draft Registration Statement”) submitted to the Securities and Exchange Commission (the “Commission”) on January 30, 2019, as amended on March 5, 2019 (“Amendment #1”). The Company is concurrently submitting Amendment #2 to the Draft Registration Statement (“Amendment #2”) on EDGAR. For the convenience of the Staff, we are supplementally providing a copy of Amendment #2 marked to show changes from Amendment #1.

For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Overview, page 1

1.              We note your response to comment 1. We note in particular from your response that you are defining “first-in-class” in a temporal sense, as the first one of its kind, and not as an adjective describing the quality of a product candidate or immunomedicine. If you wish to continue to use the “first-in-class” description in this way, then to avoid investor confusion as to the meaning of the phrase, please clearly disclose how you are defining the phrase.

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 72 and 83 of Amendment #2.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia.  “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in:  Alicante   Amsterdam   Baltimore   Beijing   Birmingham   Boston   Brussels   Colorado Springs   Denver   Dubai   Dusseldorf   Frankfurt   Hamburg   Hanoi   Ho Chi Minh City   Hong Kong   Houston   Johannesburg   London   Los Angeles   Luxembourg   Madrid   Mexico City   Miami   Milan   Minneapolis   Monterrey   Moscow   Munich   New York   Northern Virginia   Paris   Perth   Philadelphia   Rio de Janeiro   Rome   San Francisco   São Paulo   Shanghai   Silicon Valley   Singapore   Sydney   Tokyo   Warsaw   Washington DC   Associated offices: Budapest   Jakarta   Shanghai FTZ   Ulaanbaatar   Zagreb.  Business Service Centers:  Johannesburg   Louisville.  For more information see www.hoganlovells.com

Research and Development Collaboration with Lilly, page 103

2.              We note your response to comment 9. Please provide an aggregate value, or narrow range of values, for each of the research and development support payments, the option exercise payments, and the milestone payments. In this regard, we note that proceeds from the Lilly Agreement have played an important role in financing your operations and, particularly with respect to the research and development support payments, appear likely to continue to be an important source of funding for your operations. Aggregating these payments does not facilitate an investor’s understanding of the relative magnitude and probability of receipt of each payment stream.

In response to the Staff’s comment, the Company has revised its disclosure on page 104 of Amendment #2.

Choice of Forum, page 155

3.              We note that your forum selection provision identifies the Court of Chancery of the State of Delaware or, if subject matter jurisdiction of such action is vested exclusively in the federal courts, the United States District Court for the District of Delaware, as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 62, 152 and 156 of Amendment #2.

*           *           *

The Company respectfully requests the Staff’s assistance in completing the review of the Draft Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (410) 659-2778 or J. Nicholas Hoover at (410) 659-2790. We thank you in advance for your attention to the above.

Sincerely,

/s/ William I. Intner

William I. Intner

cc:	Michael Richman, CEO, NextCure, Inc.
Steven P. Cobourn, CFO, NextCure, Inc.
Asher M. Rubin, Hogan Lovells US LLP
J. Nicholas Hoover, Hogan Lovells US LLP
Divakar Gupta, Cooley LLP
Brent B. Siler, Cooley LLP
Joshua A. Kaufman, Cooley LLP
Madison A. Jones, Cooley LLP
Rene Salas, Ernst & Young LLP